Exhibit (a)(1)(ii)

Date:	September 3
To:	All REMEC Employees
From:	Tom Waechter
Subject:	Opportunity to Swap Underwater Options for Stock

To more effectively position REMEC for the future, we want to provide employees with a meaningful stake in the company and reward individual performance that contributes to company success. In the past, we have shared ownership with employees in the form of stock options. Many of the options employees currently hold are “underwater,” that is, the current market price is below the option exercise price, and do not offer meaningful value. As a result of this, I asked our senior management to explore several different ways to improve this situation for our employees, including offering an opportunity for you to exchange underwater options for other forms of equity in REMEC.

I am pleased to announce that REMEC will offer you the opportunity to exchange your underwater options that have an exercise price of $15 a share or higher for restricted stock units (RSUs) on a four-to-one ratio. Restricted stock units are shares of company stock where ownership vests over a set period of time. They provide you with equity that has real value today, at the time of the grant. RSUs are similar to outright shares of REMEC stock in that you own the shares after the vesting restrictions end. RSUs have immediate value when they vest and, unlike stock options, they cannot go underwater. Also, unlike stock options you do not have to purchase your shares.

Here’s how the swap will work:

•	REMEC will grant one RSU for every four of your stock options with an exercise price of $15 a share or higher.

•	RSUs will be granted at a price equal to the fair market value of REMEC stock on the date of the grant (on or about September 27, 2004).

•	The RSUs will vest over 4 years at 25% a year.

Over the next month, we will be conducting information meetings that will provide you with more detailed information of the stock option swap. Election kits will be mailed to your homes, or the address we have on record for you, the week of September 6. The kits will include a brochure on the swap, a statement of your current stock option holdings and an election form to participate in the swap. In addition, these kits will be available in Human Resources through Bruce Elliott. He can be reached at 858-505-3166.

There will be a limited time to elect to accept this offer and we hope you will carefully consider it. As you know, REMEC is in the midst of many changes to help improve our business performance, restore employee trust in our management and strategy for the future, and position us for success. The commitment and contributions of employees have always been the reason for our success.